FLAGLER GREYHOUND TRACK AND HORSEPOWER FINALIZE FIVE YEAR HORSEPOWER RACETRACK LICENSE AGREEEMENT

JANUARY 24, 2005
Trading Symbol: SGIHF — OTC BB

MIAMI, FLORIDA January 24,2005:~ SUNGOLD INTERNATIONAL HOLDINGS CORP. (“Sungold”) (OTCBB: SGIHF, Frankfurt: WKN 608164, Berlin) — Sungold International Holdings Corp. (the “Company”) announced today that its wholly owned subsidiary Horsepower® Broadcasting Network (HBN) International Ltd., and Flagler Greyhound Track have entered into a five year Horsepower® ARA license agreement. Horsepower is an exciting, progressive, pari-mutuel wagering system that is designed to generate Million Dollar+ jackpot prizes, daily for race fans buying Horsepower® tickets at participating racetracks. Flagler Greyhound Track “Flagler”, conveniently located five minutes from downtown Miami and 25 minutes from Fort Lauderdale (a population reach of over 3.8 million persons), operates live dog racing from June 1st to November 30th and simulcasting of several dog, thoroughbred horse and standardbred horse races on a year round basis. Flagler also offers its patrons high stakes poker during the live racing period.

In 2003-2004 Flagler patrons wagered on track over $28 million US in total pari-mutuel handle, while in the State of Florida pari-mutual wagering exceeded $1.4 Billion from all sources for the same period. Juan Fra, General Manager of Flagler said, “Our track looks forward to the introduction of Horsepower® to our pari-mutuel menu as the regular multi million dollar jackpots we can offer with this unique virtual simulcast should attract a new, younger generation to our strategic Miami location”.

Horsepower® is a real time, progressive, pari-mutuel racing system that has been custom developed for racing and extensively tested to exceed international standards. Horsepower® is available exclusively to approved licensed racetracks and their licensed off-track betting facilities. HBN is mandated to market pari-mutuel wagering, on racing of all breeds and to aggressively market the Horsepower® brand to increase attendance, wagering and purses at all member tracks. The Horsepower® Quick6® World Pool and the Horsepower® Pick1 random win bets are sold simultaneously at multiple racetracks in strips of ten races to bettors utilizing the tracks’ existing tote machines. The Horsepower® virtual races and the Horsepower® $million+ Quick 6® rolling live jackpots are displayed on existing monitors between live races. The Horsepower® Quick6® World Pool bet is a live, progressive, pari-mutuel wager with random odds tested to be approximately 2.1 million to one for the lucky fan picking the first six of fourteen virtual horses in exact order of finish in any Horsepower® virtual race. The Horsepower® system operates in real time, 24x7, on a secure and fully scaleable Sun Microsystems and Cisco environment. Horsepower® may be viewed for fun at www.horsepowerworldpool.com. Visit the Sungold International Holdings Corp. website at: www.sungoldintl.com. Sungold® is a fully reporting public corporation trading as SGIHF-OTC. Since the A.R.A. program was introduced in October of 2003 at Santa Anita Park, on the occasion of the Breeders’ Cup, HBN has received extensive interest from potential A.R.A.‘s both in North America and Internationally. In 2005 HBN is accepting A.R.A. applications from licensed racetracks in North America, the Caribbean and overseas. Horsepower® wagering at Flagler Greyhound Track is subject to pari- mutuel approval and a successful HBN technical racetrack evaluation that is approved by both Flagler and HBN. For further information please contact Investor Relations at (613) 249-9092